[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 28, 2023

VIA EDGAR SUBMISSION

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Jennifer O’Brien Shannon Buskirk George K. Schuler Anuja Majmudar Kevin Dougherty

Re:	Knife River Holding Co. Amendment No. 1 to Registration Statement on Form 10-12B Filed April 7, 2023 File No. 001-41642

Ladies and Gentlemen:

On behalf of our client, Knife River Holding Company (“Knife River” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 17, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form 10-12B (the “Registration Statement”).  The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”) electronically via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10.  All page references in the responses set forth below refer to pages of the Form 10.

U.S. Securities and Exchange Commission
April 28, 2023

Amendment No. 1 to Form 10 Filed April 7, 2023

Selected Historical and Pro Forma Consolidated Financial Data, page 52

1.
We note your disclosure of EBITDA Margin and Adjusted EBITDA Margin on a consolidated basis. Please revise your disclosure here and in other areas of the filing where these non-GAAP measures are disclosed on a consolidated basis, to provide the most directly comparable GAAP measure with equal or greater prominence to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Measures

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in Selected Historical and Pro Forma Consolidated Financial Data, page 52 and in other areas of the filing where these non-GAAP measures are disclosed on a consolidated basis, to provide the most directly comparable GAAP measure, net income margin, with greater prominence than the non-GAAP measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 93

2.
We note your statement that “Knife River Holding Company targets a normalized capital structure of 2.5 times EBITDA through the net working capital cycle.” Please revise to clarify your meaning of normalized capital structure and net working capital cycle.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, page 93, to clarify the intended meaning with respect to the Company’s normalized capital structure and net working capital cycle.

Exhibit

3.
We note your disclosure in various places throughout your information statement that in connection with the separation and distribution, Knife River Holding Company anticipates that it will incur indebtedness in an aggregate principal amount of up to $890 million, reflecting an aggregate principal amount of up to $700 million, consisting of some combination of term loans and other debt, issued in connection with the separation, and a Revolving Credit Facility of $350 million that Knife River Holding Company expects to enter into in connection with the separation, with $190 million of the facility withdrawn as of the separation date. Please disclose the material terms of these debt and credit agreements and please file a copy of such agreements as exhibits when they are available. Refer to Item 601(b) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 143 to 146 to provide a summary of the material terms of the financing arrangements.  The Company also advises the Staff to please refer to the Indenture, filed as Exhibit 4.2.

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U.S. Securities and Exchange Commission
April 28, 2023

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Travis C. Anderson-Hamilton, at (212) 403-1170 or TCAnderson-Hamilton@wlrk.com.

Sincerely,

/s/ John L. Robinson
John L. Robinson

cc:	Karl A. Liepitz, Vice President, General Counsel and Secretary, MDU Resources Group, Inc. Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz